SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For the month of July


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____     Form 40-F ___________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
                       Securities Exchange Act of 1934.)


                    Yes _____________       No______X______


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


                Schedule of Information Contained in this Report:

1. The English language press release of Van der Moolen Holding N.V. dated July 28, 2005 announcing results for the second quarter 2005.

          Van Der Moolen Reports a Profit of EUR 1.8 Million for the Second Quarter of 2005

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--July 28, 2005--Van der Moolen (NYSE:VDM)(Euronext Amsterdam:VDMN):

    --  Earnings per share EUR 0.05 in the second quarter of 2005 versus EUR 0.04 in the first quarter of 2005

    Van der Moolen announces that it earned profit attributable to its common shareholders of EUR 1.8 million in the second quarter 2005 compared with EUR 1.5 million in the first quarter of 2005 and EUR 5.7 million in the second quarter of 2004 (restated to IFRS).

    The financial information presented is prepared in accordance with IFRS. Previously published quarterly and full year financial information under Dutch GAAP for the year 2004 has been restated to comply with IFRS(1).

    Profit attributable to common shareholders in the second quarter of 2005 rose by 20%, from EUR 1.5 million in the first quarter of 2005 to EUR 1.8 million. Compared with the second quarter of 2004, profit attributable to common shareholders (after preferred dividend) decreased by EUR 3.9 million. This decrease mainly resulted from the non-recurring tax benefit of EUR 3.7 million included in second quarter 2004 net income and lower revenues.

    Van der Moolen was able to close 64 of its 65 trading days (98%) in the second quarter with a trading profit on transactions. Our NYSE participation rate was 20.9%, compared to 20.7% in the first quarter of 2005 and 23.2% in the second quarter last year. Our realization rates were 2.5, 2.6 and 2.9 basis points, for the respective quarters.





  Key Figures
  ----------------------- ------------------------  -----------------
  Euros        2nd quarter2nd quarter  1st quarter    6 months
   millions        2005       2004         2005
                                                     2005  2004
  ----------------------- ------------------------  -----------------
  Revenues          27.2     31.1 -13%  27.4   -1%   54.6  66.9  -18%
  ----------------------- ------------------------  -----------------
  Operating
   profit            6.2      9.2 -33%   7.0  -11%   13.2  19.9  -34%
  ----------------------- ------------------------  -----------------
  Profit from
   continuing
   operations        3.7      8.9 -58%   2.1   76%    5.8  14.5  -60%
  ----------------------- ------------------------  -----------------
  Profit (loss)
   from
   discontinued
   operations          -     (0.2)100%     -            -  (1.6) 100%
  ----------------------- ------------------------  -----------------
  Profit
   attributable
   to common
   shareholders      1.8      5.7 -68%   1.5   20%    3.3   6.8  -51%
  ----------------------- ------------------------  -----------------
  Guarantee
   capital         413.5    410.1   1% 391.4    6%  413.5 410.1    1%
  ----------------------- ------------------------  -----------------
  Per common
   share data
   (Euros x 1)
  ----------------------- ------------------------  -----------------
  (Diluted)
   profit from
   continuing
   operations       0.05     0.15 -70%  0.04   18%   0.09  0.22  -62%
  ----------------------- ------------------------  -----------------
  (Diluted)
   profit
   (loss) from
   discontinued
   operations          -    (0.01)100%     -            - (0.04) 100%
  ----------------------- ------------------------  -----------------
  (Diluted)
   profit           0.05     0.15 -69%  0.04   18%   0.09  0.18  -53%
  ----------------------- ------------------------  -----------------


    Fred Bottcher, Van der Moolen's CEO, commented, "Our revenues from both the U.S. and Europe remained under pressure. However, the story of our second quarter performance is less one of revenues than of cost developments. Here we experienced an increase in personnel expenses resulting from payments related to staff reductions. Professional fees included in general and administrative expenses continue to pressure our quarterly financial performance."
    Turnover on the exchanges on which we are active developed as follows in the second quarter:


             Change in Turnover: Q2 2005 vs. Q1 2005
------------------------------------------------------------------
Borsa Italiana           24.9%London Stock Exchange           0.4%
Deutsche Borse            2.2%New York Stock Exchange         1.2%
Euronext                  4.2%SWX Swiss Exchange             11.9%
                                                        ----------
source: Bloomberg
------------------------------------------------------------------


    Volatility also improved on most of the markets where we are active:


           Change in Volatility: Q2 2005 vs. Q1 2005
----------------------------------------------------------------
AEX Index                     MIB Index (Italy)
 (Netherlands)            9.7%                             11.9%
CAC 40 Index (France)     0.3%NYSE Composite                9.0%
DAX Index (Germany)       2.1%Swiss Market Index            5.6%
FTSE 100 Index (U.K.)    -1.2%
----------------------------------------------------------------
average of daily highs less daily lows; source: Bloomberg
----------------------------------------------------------------


    Our proposed Curvalue acquisition is in train, and, subject to various regulatory approvals, we expect to close the transaction in the third quarter.

    (1)For further information in relation to the transition to IFRS and the restatement of 2004 annual and quarterly information we refer to our press release for the first quarter 2005 dated April 28, 2005.

    Results for the second quarter of 2005

    Revenues

    At EUR 27.2 million, our reported revenues in the second quarter were 1% lower than in the first quarter of 2005 and 13% below those we recorded in the second quarter of 2004. The factors that determined these comparisons were as follows:


             Influences on Q2 2005 Revenue Development
-------------------------------------------------------------------
(millions of euros)                          Q2 2005  Q2 2005 vs.
                                              vs. Q1     Q2 2004
                                               2005
-------------------------------------------------------------------
Organic change in revenues 1)                     - 4%        - 10%
Translation effect on U.S. dollar revenues         +3%         - 3%
-------------------------------------------------------------------
Net change in revenues                            - 1%        - 13%
-------------------------------------------------------------------


    1) Revenues as presented in the consolidated income statement represent revenues from continuing operations only. Revenues generated by the discontinued operations in 2004 are included in "Profit from discontinued operations before income taxes".

    Revenues generated by VDM Specialist increased 2% (-2% in dollar terms) compared to the first quarter of 2005. Revenues generated by our European trading activities decreased by EUR 0.6 million compared to the preceding quarter.

    Operating expenses

    Total operating expenses in the second quarter of 2005 were 3% above those recognized in the first quarter of 2005. Total operating expenses declined by EUR 0.9 million, or 4%, compared to the second quarter of 2004. On an overall basis both movements can be attributed to the effect of euro/dollar exchange rate movements. On an individual line item basis other factors affected the comparison:

    -- Exchange, clearing and brokerage fees increased by 6% compared to the preceding quarter, and declined by 4% compared to the second quarter of 2004. The increase compared to the first quarter 2005 mainly relates to increased SEC fees incurred by VDM Specialists and currency exchange effects. The decrease compared to the second quarter 2004 is partly explained by the level of our trading activity and termination of our stock lending activities.

    -- Second quarter 2005 fixed employee compensation and benefits were 4% above first quarter levels and 5% below the same period in 2004. Fixed employee compensation recognized in the second quarter of 2005 included EUR 0.7 million severance costs, which were partly offset by a pension benefit of EUR
        0.3 million.

    -- Seat lease expenses in the second quarter of 2005 further declined by 29% compared with the preceding quarter and 62% compared with the prior year. These declines were mainly due to annual lease renewals at lower rates in the balance of 2004 and the first half year of 2005.

    -- General and administrative expenses amounted to EUR 4.8 million in the second quarter of 2005, the same as in the preceding quarter and EUR 1.5 million above those recognized in the second quarter of 2004 (+45%). A EUR 0.2 million decrease in professional fees was fully offset by the appreciation of the US dollar compared to the first quarter of 2005. The increase compared to the second quarter of 2004 mainly relates to increased professional fees of EUR 1.2 million. NYSE/SEC related legal fees amounted to EUR 1.1 million in the second quarter of 2005, compared to EUR 1.0 million in the first quarter of 2005 and EUR 0.3 million in the second quarter of 2004. The increase compared to the second quarter 2004 can be further explained by expenses related to Sarbanes-Oxley, migration to IFRS and other audit-related fees.

    Operating profit

    Second quarter 2005 operating profit was EUR 6.2 million, compared with EUR 7.0 million in the preceding quarter; a decrease of 11%, mainly due to the increased costs. Our operating margin (excluding amortization expenses) in the second quarter of 2005 was 24%, compared to 27% in the first quarter of 2005.

    Finance cost

    As a result of the adoption of IAS 32 on January 1, 2005, the dividend on preferred financing shares and the interest on minority members' capital are presented as finance costs. In the comparative information for 2004, these items are presented as a component of profit allocation and minority interest, respectively.
    Both the first and second quarter 2005 finance costs were strongly influenced by the recognition of fair value changes on the interest rate swaps that were held by VDM Specialists and currency exchange gains. The interest rate swaps were terminated in June 2005. Other finance cost, net includes a EUR 2.4 million gain on the interest rate swaps, compared to a loss of EUR 2.6 million recognized in the first quarter of 2005.
    Currency exchange gains included in Other financing cost, net, amounted to EUR 0.5 million in the second quarter of 2005 compared to EUR 2.3 million in the first quarter of 2005. In April 2005, we have sold $58.1 million against EUR 44.8 million to mitigate our exposure to exchange rate fluctuations that are recognized under IFRS through the income statement. This transaction offsets the effect of euro/dollar movements on our preferred capital, which is recognized as a liability under IFRS. Under US GAAP, this transaction may result in additional volatility in respect of foreign currency gains and losses reported in our income statement (see US GAAP reconciliation), as currency exchange movements on preferred capital are not reflected in our US GAAP income statement.
    Other finance cost, net, excluding the fair value changes and the currency translation differences, amount to EUR 2.1 million in the second quarter of 2005 compared to EUR 1.8 million in the preceding quarter and EUR 1.3 million in the second quarter of 2004. These increases relate to the effect of a foreign exchange transaction to mitigate currency exchange volatility on our earnings, the increase in US dollar Libor rates and to exchange rate movements. The second quarter of 2004 also included non-recurring interest income of EUR 0.2 million.

    Income tax

    Income tax expense from continuing operations in the second quarter of 2005 was EUR 2.2 million, representing a consolidated effective tax rate of 55%, the same as in the first quarter 2005. Income taxes in the second quarter 2004 were strongly influenced by the recognition of a non-recurring tax benefit of EUR 3.7 million. Further, the second quarter of 2004 still included tax benefits arising from our concern financing entity, which was partially unwound in the second half of 2005.

    Minority interest

    Profit attributable to minority members is strongly influenced by the portion of the fair value changes on interest rate swaps that is attributable to minority members of VDM Specialists.

    Earnings per share

    Profit per common share was EUR 0.05 in the second quarter of 2005, compared to EUR 0.04 in the first quarter of 2005 and EUR 0.15 in the second quarter of 2004.

    Balance sheet

    Our balance sheet has been strongly affected by the adoption of IAS 32 and IAS 39 on January 1, 2005. These standards involve the presentation, disclosure and the recognition and measurement of financial instruments. The accounting for financial instruments included in the December 31, 2004 comparative balance sheet is based on Dutch GAAP, following the transition exemption provided by IFRS.
    On June 30, 2005 our balance sheet total was EUR 863.5 million, a 175% increase from December 31, 2004. This increase is mainly due to the increase of current assets and current liabilities as a result of the application, as from January 1, 2005, of the offsetting rules of IAS 32 and the rules for recognition and derecognition of financial instruments of IAS 39. The appreciation of the US dollar during the period under review reinforced this effect.
    Group equity divided by the Balance Sheet total decreased from 53% at the end of 2004 to 25% on June 30, 2005 (March 31, 2005: 23%).
    Guarantee capital, which consists of Group equity plus the non-current portion of our subordinated indebtedness (including financing preferred capital and capital contributions from minority members), increased from EUR 378.0 million to EUR 413.5 million during the first half. This increase is mainly due to the strong appreciation of the US dollar during the period, affecting shareholder's equity, minority interest and subordinated debt (the euro/dollar rate decreased from 1.3648 on December 31, 2004 to 1.2099 on June 30,
2005). These translation effects and the half year's income contribution were partially offset by a EUR 7.6 million repayment of subordinated borrowings and the payment of a EUR 3.2 million cash dividend on our common shares in April 2005. As a percentage of our balance sheet total, guarantee capital declined from 77% at the end of 2004 to 48% at June 30, 2005 (March 31, 2005: 44%).
    Due to the application of the offsetting rules established by IAS 32, cash and cash equivalents substantially increased. An offsetting increase is shown in bank overdrafts, a component of current liabilities. The increase of these balance sheet items follows from the gross presentation of the bank accounts within the cash pool arrangement we have with a commercial bank. This cash pool arrangement does not meet the requirements for offsetting under IFRS. The amounts of cash and cash equivalents and bank overdrafts increased further during the second quarter of 2005, due to the foreign exchange transaction mentioned above. In April 2005, we bought EUR 44.8 million and sold $58.1 million. The Group has approximately EUR 32 million of free-available cash (including disposition on security positions) (December 31, 2004: EUR 31 million, March 31, 2005: EUR 35 million). Further, it has EUR 20 million available in short-term credit lines of which EUR 15 million is committed until December 2005.
    The Group's New York Stock Exchange seats are carried at the 12-month average transacted sales price at June 30, 2005 of $ 1,461,000 and shown under Available-for-sale investments. The fair value increase compared to year-end 2004 is recognized (net of tax) through equity. The most recent sale of a NYSE seat on July 25, 2005 was transacted at $ 2,600,000.

    Cash flow

    Cash flow from operations was a negative EUR 1.8 million in the second quarter 2005, bringing year-to-date operating cash flows to a negative EUR 21.7 million as of June 30, 2005.
    Cash flows from investing activities were a negative EUR 0.3 million relating to capital expenditure. Negative cash flows of EUR
16.0 million from financing activities were primarily due to the repayment of the short-term portion of our subordinated and long-term borrowings (- EUR 7.9 million), the cash dividend paid in April 2005 on our common shares (- EUR 3.2 million), and preferred financing dividends paid (- EUR 2.9 million).
    Including the effect of currency exchange differences, net of bank overdrafts, cash decreased by EUR 40.0 million compared to December 31, 2004 (compared to March 31, 2005 a decrease of EUR 11.5 million).

    US GAAP

    Earnings calculated according to US GAAP in the second quarter of 2005 amounted to a loss of EUR 2.4 million. The main differences compared to IFRS are set out below:

    -- Amortization specialist assignments acquired prior to 2001 and related tax effects;

    -- Preferred capital is treated as equity under US GAAP, hence positive currency exchange gains of EUR 3.7 million
        (year-to-date EUR 6.5 million) are recognized through equity instead of the income statement (no impact on taxation).

    -- Fair value changes on interest rate swaps are treated as an effective hedge of subordinated borrowings under US GAAP. Under IFRS a net gain of EUR 0.8 million is reflected through the income statement in the 2nd quarter 2005 (year-to-date net loss of EUR 0.1 million).

    Please see the schedule attached for a reconciliation with IFRS.

    For more information about Van der Moolen, please visit www.vandermoolen.com.

    N.B.:

    Today, at 16:00 CET, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com. Invitations to participants have been distributed. For more information, please contact Dana Johnston at Taylor Rafferty, telephone: +1 (212) 889 4350.
    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.



                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                           (IFRS, Unaudited)
----------------------------------------------------------------------


(amounts  in
 millions of
 Euros, except
 per share
 data)                  Q2          Q2    %          Q1    %
                      2005        2004             2005
--------------- ----------- ----------- ---- ----------- ----

Revenues              27.2        31.1  -13%       27.4   -1%

Exchange,
 clearing and
 brokerage fees       (5.1)       (5.3)  -4%       (4.8)   6%
Employee
 compensation
 and benefits,
 fixed                (7.2)       (7.6)  -5%       (6.9)   4%
Employee
 compensation
 and benefits,
 variable             (1.4)       (1.6) -13%       (1.1)  27%
Lease of
 exchange
 memberships          (1.0)       (2.6) -62%       (1.4) -29%
Information and
 communication
 expenses             (0.8)       (0.8)   0%       (0.6)  33%
Depreciation
 expense              (0.3)       (0.3)   0%       (0.4) -25%
Amortization
 expense              (0.4)       (0.4)   0%       (0.4)   0%
Exceptional
 expense
 relating to
 provision
 NYSE/SEC                -           -                -
General and
 administrative
 expenses             (4.8)       (3.3)  45%       (4.8)   0%

Total operating
 expenses            (21.0)      (21.9)  -4%      (20.4)   3%

Operating
 profit                6.2         9.2  -33%        7.0  -11%

Preferred
 financing
 dividend             (0.8)          -             (0.7)
Interest on
 minority
 members'
 capital              (0.3)          -             (0.3)
Other finance
 costs - net           0.8        (1.3)            (2.1)

Profit from
 continuing
 operations
 before income
 tax                   5.9         7.9  -25%        3.9   51%
Income tax            (2.2)        1.0             (1.8)
Profit from
 continuing
 operations            3.7         8.9  -58%        2.1   76%

Profit (loss)
 from
 discontinued
 operations
 before income
 tax                     -        (0.9) 100%          -
Income tax               -         0.7                -
Profit (loss)
 from
 discontinued
 operations              -        (0.2) 100%          -

Profit for the
 period                3.7         8.7  -57%        2.1   76%
Profit
 attributable
 to minority
 members               1.9         2.2              0.6
Profit
 attributable
 to equity
 holders of the
 parent                1.8         6.5  -72%        1.5   20%
Preferred
 financing
 dividend                -        (0.8)               -
Profit
 attributable
 to common
 shareholders          1.8         5.7  -68%        1.5   20%
--------------- ----------- ----------- ---- ----------- ----

--------------- ----------- ----------- ---- ----------- ----
Average number
 of common
 shares
 outstanding 1) 39,106,481  38,137,100    3% 38,317,100    2%
Diluted average
 number of
 common shares
 outstanding 1) 39,106,481  38,137,100     3% 38,317,100    2%
Per common
 share data:
(Diluted)
 profit from
 continuing
 operations per
 common share         0.05        0.15  -70%       0.04   18%
(Diluted)
 profit (loss)
 from
 discontinued
 operations per
 common share            -       (0.01) 100%          -
(Diluted)
 profit per
 common share         0.05        0.15  -69%       0.04   18%
--------------- ----------- ----------- ---- ----------- ----


(amounts  in
 millions of
 Euros, except
 per share
 data)             6 months    6 months    %
                      2005        2004
--------------- ----------- ----------------

Revenues              54.6        66.9  -18%

Exchange,
 clearing and
 brokerage fees       (9.9)      (11.3) -12%
Employee
 compensation
 and benefits,
 fixed               (14.1)      (15.0)  -6%
Employee
 compensation
 and benefits,
 variable             (2.5)       (3.5) -29%
Lease of
 exchange
 memberships          (2.4)       (5.1) -53%
Information and
 communication
 expenses             (1.4)       (1.5)  -7%
Depreciation
 expense              (0.7)       (0.8) -13%
Amortization
 expense              (0.8)       (0.8)   0%
Exceptional
 expense
 relating to
 provision
 NYSE/SEC                -        (1.1)-100%
General and
 administrative
 expenses             (9.6)       (7.9)  22%

Total operating
 expenses            (41.4)      (47.0) -12%

Operating
 profit               13.2        19.9  -34%

Preferred
 financing
 dividend             (1.5)          -
Interest on
 minority
 members'
 capital              (0.6)          -
Other finance
 costs - net          (1.3)       (3.5)

Profit from
 continuing
 operations
 before income
 tax                   9.8        16.4  -40%
Income tax            (4.0)       (1.9)
Profit from
 continuing
 operations            5.8        14.5  -60%

Profit (loss)
 from
 discontinued
 operations
 before income
 tax                     -        (2.8) 100%
Income tax               -         1.2
Profit (loss)
 from
 discontinued
 operations              -        (1.6) 100%

Profit for the
 period                5.8        12.9  -55%
Profit
 attributable
 to minority
 members               2.5         4.6
Profit
 attributable
 to equity
 holders of the
 parent                3.3         8.3  -60%
Preferred
 financing
 dividend                -        (1.5)
Profit
 attributable
 to common
 shareholders          3.3         6.8  -51%
--------------- ----------- ----------------

--------------- ----------- ----------------
Average number
 of common
 shares
 outstanding 1) 38,713,971  37,837,100    2%
Diluted average
 number of
 common shares
 outstanding 1) 38,713,971  37,837,100    2%
Per common
 share data:
(Diluted)
 profit from
 continuing
 operations per
 common share         0.09        0.22  -62%
(Diluted)
 profit (loss)
 from
 discontinued
 operations per
 common share            -       (0.04) 100%
(Diluted)
 profit per
 common share         0.09        0.18  -53%
--------------- ----------- ----------------

1) The adjustment made in the first quarter 2005 to the (diluted) average number of common shares outstanding and EPS figures for all periods presented, has been reversed in the second quarter 2005.




--------------------- ---------------- ---------- -------------------
Van der Moolen            Q2    Q2         Q1          6      6
 Holding N.V.                        %          %  months months    %
Revenue breakdown in
 millions of Euros     2005  2004       2005        2005   2004
--------------------- ---------------- ---------- -------------------
VDM Specialists        22.6  25.7 -12%  22.2   2%   44.8   54.5  -18%
Net gain on principal
 transactions          15.9  18.0 -12%  15.9   0%   31.8   38.8  -18%
Commissions             5.3   6.3 -16%   5.4  -2%   10.7   12.8  -16%
Other                   1.4   1.4   0%   0.9  56%    2.3    2.9  -21%
European Trading        4.6   5.4 -15%   5.2 -12%    9.8   12.3  -20%
Unallocated and
 Holding                  -     -          -           -    0.1 -100%
--------------------- ---------------- ---------- -------------------
Total revenues         27.2  31.1 -13%  27.4  -1%   54.6   66.9  -18%
--------------------- ---------------- ---------- -------------------

--------------------- ---------------- ---------- -------------------
Van der Moolen            Q2    Q2         Q1          6      6
 Holding N.V.                        %          %  months months    %
Operating profit
 before amortization
 of intangible fixed
 assets, before
 impairment and before
 exceptional expense
 relating to provision
 NYSE/SEC, breakdown
 in millions of Euros  2005  2004       2005        2005   2004
-------------------------------------- ---------- -------------------
VDM Specialists         9.0  11.6 -22%   9.8  -8%   18.8   24.8  -24%
European Trading        0.1   0.3 -67%   0.5 -80%    0.6    1.6  -63%
Unallocated and
 Holding               (2.5) (2.3) -9%  (2.9) 14%   (5.4)  (4.6) -17%
--------------------- ---------------- ---------- -------------------
Total operating profit
 before amortization
 of intangible fixed
 assets, before
 impairment and before
 exceptional expense
 relating to provision
 NYSE/SEC               6.6   9.6 -31%   7.4 -11%   14.0   21.8  -36%
-------------------------------------- ---------- -------------------

--------------------- ---------------- ---------- -------------------
VDM Specialists           Q2    Q2         Q1          6      6
 (VDMS)                                            months months
Key figures (IFRS)     2005  2004       2005        2005   2004
--------------------- ---------------- ---------- -------------------
VDM Specialists
 revenues ($ million)  28.5  30.9       29.1        57.6   66.9
Net gain on principal
 transactions          20.1  21.6       20.8        40.9   47.6
Commissions             6.7   7.6        7.1        13.8   15.7
Other                   1.7   1.7        1.2         2.9    3.6
Total value of
 trading on NYSE ($
 billion)             3,456 2,881      3,417       6,873  5,852
Value of trading in
 VDMS assignments ($
 billion)               389   316        381         770    662
VDMS market share in
 dollar value NYSE     11.3% 11.0%      11.2%       11.2%  11.3%
VDMS value of
 principal shares
 traded ($ billion)      81    73         79         160    161
Participation rate     20.9% 23.2%      20.7%       20.8%  24.3%
VDMS net gain on
 principal
 transactions ($
 million)              20.1  21.6       20.8        40.9   47.6
Realization rate
 (basis points)         2.5   2.9        2.6         2.6    3.0
--------------------- ---------------- ---------- -------------------
Source: NYSE, Van der
 Moolen




     Van der Moolen Holding N.V.
     Consolidated Balance Sheet
          (IFRS, unaudited)

---------------------------------------------------------------------
(amounts in millions of Euros)             June 30,         December
                                                2005         31, 2004
---------------------------------------------------------------------
Assets
Non-current assets
Intangible assets                     81.3           72.7
Property, plant and equipment          3.8            4.0
Deferred tax assets                   88.2           83.5
Cash and cash-equivalents            197.0          178.0
Retirement benefit plans               3.7            3.7
Available-for-sale investments        12.1            9.8

                                     ------         ------
                                            386.1              351.7
Current assets
Long positions securities            205.6           43.9
Clearing organizations and
 professional parties                133.7           39.9
Current income tax receivables        13.0           11.4
Other current assets                   3.3            5.4
Cash and cash-equivalents            121.8           40.8

                                     ------         ------
                                            477.4              141.4
---------------------------------------------------------------------
Total assets                                863.5              493.1
---------------------------------------------------------------------

Equity and liabilities
Shareholders' equity                 203.9          234.4
Minority interest                     14.3           26.4

                                     ------         ------
Total equity                                218.2              260.8
Non-current liabilities
Financing preferred capital           51.4              -
Capital minority members              15.7              -
Subordinated borrowings              128.2          117.2
Long-term borrowings                   1.4            1.7
Deferred tax liabilities               1.4            1.4

                                     ------         ------
                                            198.1              120.3
Current liabilities
Short positions securities           202.5           34.6
Clearing organizations and
 professional parties                 68.2           16.8
Short-term borrowings                 24.0           15.7
Current income tax liabilities        13.7           12.3
Derivative financial instruments         -              -
Bank overdrafts                      121.7            0.7
Other current liabilities             17.1           31.9

                                     ------         ------
                                            447.2              112.0
---------------------------------------------------------------------
Total equity and liabilities                863.5              493.1
---------------------------------------------------------------------


---------------------------------------------------------------------
Guarantee capital                           413.5              378.0
---------------------------------------------------------------------




                      Van der Moolen Holding N.V.
             Consolidated statement of cash flow/ Movement
                    schedule of shareholders'equity
                           (IFRS, unaudited)

Consolidated statement of cash flow
-----------------------------------   ---------------- --------------
(Amounts in millions of Euros)        6 months         6 months
                                          2005            2004
-----------------------------------   ---------------- --------------
Cash flow from operating activities
Profit attributable to equity
 holders of the parent                     3.3             8.3
Preferred financing dividend
 (expense)                                 1.5               -
Stock option expense                         -             0.3
Minority interest                          2.5             4.6
Depreciation and amortization of
 fixed assets                              1.5             1.6
Non-cash items other finance cost -
 net                                      (4.0)           (1.3)
Change deferred taxation and non-
 cash tax effects                          2.8             8.2
Change in provisions                         -            (0.2)
Settlement NYSE/SEC investigation         (3.2)          (38.0)
Change in working capital                (26.1)           23.9
                                               -------         ------
                                                (21.7)           7.4
Cash flow from investing activities
Investments in tangible fixed
 assets                                   (0.4)           (0.7)
Disposals of tangible fixed assets         0.1             1.0
Divestments group companies, less
 cash balances held                          -             2.7
Divestments and repayments of
 financial fixed assets                      -             3.7
                                               -------         ------
                                                 (0.3)           6.7
Cash flow from financing activities
Net change in subordinated debt and
 long-term liabilities                    (7.9)            0.6
Net change of short-term loans               -           (35.6)
Sale of treasury shares                      -             5.6
Proceeds from termination of
 interest rate swaps                       0.3            (0.2)
Dividend payment                          (3.2)              -
Preferred financing dividend
 (payment)                                (2.9)           (2.9)
Net change in minority interest           (2.3)           (1.2)
                                               -------         ------
                                                (16.0)         (33.7)
Currency exchange differences on cash and cash-
 equivalents, net of amounts advanced by
 clearing organizations                          (2.0)           2.8

Change in cash and cash-equivalents,
 net of amounts of bank overdrafts              (40.0)         (16.8)

Cash and cash-equivalents, net of amounts of
 bank overdrafts at January 1,                   40.1           44.0

                                               -------         ------
Cash and cash-equivalents, net of
 amounts of bank overdrafts at June
 30,                                              0.1           27.2
------------------------------------------------------ --------------
Movement in shareholders'equity
-----------------------------------   ---------------- --------------
(Amounts in millions of euros)        6 months         6 months
                                          2005            2004
-----------------------------------   ---------------- --------------

Shareholders' equity at January 1               234.4          236.3
Change in accounting principles due
 to adoption IAS 32 / IAS 39             (51.5)              -
Cash dividend                             (3.2)              -
Currency exchange differences             20.6             5.5
Profit attributable to common
 shareholders for the period               3.3             6.8
Sale of treasury shares                      -             5.6
Fair value change available-for-
 sale assets                               0.3               -
Stock option expense                         -             0.3
                                               -------         ------
                                                (30.5)          18.2
                                               -------         ------
Shareholders' equity at June 30                 203.9          254.5
-----------------------------------   ---------------- --------------



                     Van der Moolen Holding N.V.
                   Profit and shareholders' equity
                         (US GAAP, unaudited)

------------- ----------- ----------- ----- ----------- -----
 (amounts  in
  millions of
  Euros)          Q2          Q2          %     Q1          %
                 2005        2004              2005
------------- ----------- ----------- ----- ----------- -----
Profit in
 accordance
 with IFRS
 attributable
 to equity
 holders of
 the parent          1.8         6.5   -72%        1.5    20%
Adjustments
 to reported
 profit
Amortization
 of
 intangible
 fixed assets       (1.2)       (1.2)             (1.1)
Impairment of
 intangible
 fixed assets          -           -                 -
Preferred
 financing
 dividend            0.8           -               0.7
Pensions               -        (0.1)                -
Stock options          -        (0.5)                -
Reversal of
 currency
 exchange
 losses, net
 of taxation        (3.7)          -              (2.8)
Fair value
 changes
 interest
 rate swaps         (1.8)          -               2.0
Other                0.3         0.0              (0.4)
Taxation             1.4         0.9              (0.3)

              ----------- -----------       -----------

Profit (loss)
 in
 accordance
 with US GAAP
 attributable
 to equity
 holders of
 the parent         (2.4)        5.6  -143%       (0.4) -500%
Preferred
 financing
 dividend           (0.8)       (0.8)             (0.7)
Profit (loss)
 in
 accordance
 with US GAAP
 attributable
 to common
 shares             (3.2)        4.8  -167%       (1.1) -191%
Average
 number of
 common
 shares
 outstanding  39,106,481  38,137,100        38,317,100
Diluted
 average
 number of
 common
 shares
 outstanding  39,106,481  38,137,100        38,317,100

-------------
 (amounts in
  euros x 1)

-------------
(Diluted)
 profit in
 accordance
 with IFRS
 per common
 share              0.05        0.15   -69%       0.04    18%
(Diluted)
 profit
 (loss) per
 common share
 in
 accordance
 with US GAAP      (0.08)       0.13  -165%      (0.03) -185%
------------- ----------- ----------- ----- ----------- -----




------------- ----------- ----------- -----
 (amounts  in
  millions of
  Euros)       6 months    6 months       %
                  2005        2004
------------- ----------- ----------- -----
Profit in
 accordance
 with IFRS
 attributable
 to equity
 holders of
 the parent          3.3         8.3   -60%
Adjustments
 to reported
 profit
Amortization
 of
 intangible
 fixed assets       (2.3)       (2.3)
Impairment of
 intangible
 fixed assets          -           -
Preferred
 financing
 dividend            1.5           -
Pensions               -        (0.2)
Stock options          -        (0.9)
Reversal of
 currency
 exchange
 losses, net
 of taxation        (6.5)          -
Fair value
 changes
 interest
 rate swaps          0.2           -
Other               (0.1)        1.1
Taxation             1.1         1.7

              ----------- -----------

Profit (loss)
 in
 accordance
 with US GAAP
 attributable
 to equity
 holders of
 the parent         (2.8)        7.7  -136%
Preferred
 financing
 dividend           (1.5)       (1.5)
Profit (loss)
 in
 accordance
 with US GAAP
 attributable
 to common
 shares             (4.3)        6.2  -169%
Average
 number of
 common
 shares
 outstanding  38,713,971  37,837,100
Diluted
 average
 number of
 common
 shares
 outstanding  38,713,971  37,837,100

-------------
 (amounts in
  euros x 1)

-------------
(Diluted)
 profit in
 accordance
 with IFRS
 per common
 share              0.09        0.18   -53%
(Diluted)
 profit
 (loss) per
 common share
 in
 accordance
 with US GAAP      (0.11)       0.16  -168%
------------- ----------- ----------- -----




-------------- --------- ------------------
(amounts in
 millions of
 Euros )       June 30,    Dec. 31,
                   2005         2004
-------------- --------- ------------------

Shareholders'
 equity in
 accordance
 with IFRS        203.9        234.4

Adjustments to
 reported
 shareholders'
 equity
Goodwill and
 specialist
 assignments
 1)               194.6        175.0
Financing
 preferred
 capital           51.4            -
Pensions            3.7          3.7
Taxation 1)       (91.8)       (82.7)
Fair value
 changes
 interest rate
 swaps              0.1            -
Fair value
 changes
 available-
 for-sale
 assets            (0.3)           -
Other               0.1            -
-------------- --------- ------------------
Shareholders'
 equity in
 accordance
 with US GAAP
 2)               361.7        330.4
-------------- --------- ------------------

1) Adjusted for purposes of comparison. Previously the adjustment in respect of the deferred tax asset relating to acquisitions prior to 2001 was included in the adjustment "goodwill and specialist assignments". This item is now included in "taxation".

2) Shareholders' equity at December 31, 2004 under US GAAP has been adjusted to conform with our 20F 2004

    CONTACT: Van der Moolen Holding N.V.
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            VAN DER MOOLEN HOLDING N.V.

     Date: July 28, 2005                    By: /s/ Friedrich M.J. Bottcher
                                                --------------------------------
                                            name:  Friedrich M.J. Bottcher
                                            title: Chairman of the Executive
                                                   Board

                                            By: /s/ Leo J. Pruis
                                                --------------------------------
                                            name:  Leo J. Pruis
                                            title: Chief Financial Officer
                                                   Member of the Executive Board

                                            By: /s/ Casper F. Rondeltap
                                                -------------------------------
                                            name : Casper F. Rondeltap
                                            title: Member of the Executive Board

           ----------------------------------------------------------